Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

MGT Capital Investments, Inc.

We consent to the incorporation by reference in this Registration Statement on Form S-8 of MGT Capital Investments, Inc., of our reports dated April 19, 2017, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of MGT Capital Investments, Inc., appearing in the Annual Report on Form 10-K of MGT Capital Investments, Inc. for the year ended December 31, 2016. Our report on the consolidated financial statements includes an explanatory paragraph expressing substantial doubt regarding MGT Capital Investments, Inc.’s ability to continue as a going concern. Our report on MGT Capital Investments, Inc.’s effectiveness of internal control over financial reporting expressed an adverse opinion.

/s/ RBSM LLP

New York, NY
May 4, 2017